September 29, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE, Mail Stop 2125

Washington, DC 20549

Attn: Filer Support

Re:	Digital Music Group, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Digital Music Group, Inc. (“Registrant”), and for the purpose of registering shares of Registrant’s common stock under the Securities Act of 1933, as amended (the “Act”), electronically transmitted herewith is a Registration Statement on Form S-1, together with copies of exhibits thereto, other than those exhibits that may be filed by amendment (the “Registration Statement”). Registrant has wired the filing fee in the amount of $4,238 to the Securities and Exchange Commission’s account in connection with the filing of the Registration Statement.

Pursuant to Rule 406 of the Act, Registrant is simultaneously herewith making a confidential treatment request to the Securities and Exchange Commission for certain exhibits to the Registration Statement.

The representatives of the underwriter have advised Registrant that the proposed offering will be reviewed by representatives of the National Association of Securities Dealers, Inc. (the “NASD”), and that copies of the Registration Statement are being forwarded concurrently to the NASD.

Pursuant to Rule 461 of the Act, Registrant requests that it be permitted to make its request for acceleration of the effective date of the Registration Statement orally. Registrant and the representatives of the underwriters are aware of their obligations under the Act.

Please direct any questions or comments regarding this filing to Kevin Rooney or the undersigned of this firm. We can be reached via facsimile at (415) 399-9320. In addition, Mr. Rooney can be reached at (415) 692-3311 and I can be reached via telephone at (415) 692-3313.

Sincerely,

HAYDEN BERGMAN Professional Corporation

/s/ MICHAEL HAYDEN

Enclosures

cc: Mitchell Koulouris, Digital Music Group, Inc.

Kevin Rooney, Hayden Bergman, Professional Corporation